Exhibit 99.3

Borden Ladner Gervais LLP Bay Adelaide Centre, East Tower 22 Adelaide Street West Toronto ON M5H 4E3 Canada T 416-367-6000 F 416-367-6749 blg.com

August 29, 2019

Titan Medical Inc.
170 University Ave, Suite 1000
Toronto, Ontario M5H 3B3

Dear Sirs/Mesdames:

Re:	Titan Medical Inc. – Registration Statement on Form F-3

We have acted as Ontario counsel to Titan Medical Inc. (the “Company”) in connection with the preparation and filing with the United States Securities and Exchange Commission (the “Commission”) under the United States Securities Act of 1933, as amended (the “Securities Act”), of the Company’s registration statement on Form F-3 (File No. 333-232898) under the Securities Act, which registration statement contained a base shelf prospectus (the “Base Prospectus”), such registration statement (together with the exhibits thereto and the documents incorporated therein by reference), in the form it became effective, is referred to as the “Registration Statement”.  A prospectus supplement to the Base Prospectus (such prospectus supplement, together with the Base Prospectus, the “Prospectus”) has been filed with the Commission relating to the issuance and sale by the Company of i) 1,777,325 common shares to be issued and sold by the Company pursuant to a Common Stock Purchase Agreement, dated August 29, 2019 (the “Common Share Purchase Agreement”), between the Company and Aspire Capital Fund, LLC (“Aspire”) for an aggregate sale price of $3,000,000 (the “Initial Purchase Shares”), ii) 639,837 common shares to be issued by the Company to Aspire pursuant to the Common Share Purchase Agreement in consideration for entry into the Common Share Purchase Agreement (the “Commitment Shares”), and iii) from time to time common shares with an aggregate offering price of up to $32,000,000 to be issued and sold by the Company pursuant the Common Share Purchase Agreement (the “Placement Shares” and collectively with the Initial Purchase Shares and the Commitment Shares, the “Shares”).

Scope of Review, Assumptions and Qualifications

As counsel, we have made such investigations and examined the originals, or duplicate, certified, conformed, facsimiled or photostatic copies of such corporate records, agreements, documents and other instruments and have made such other investigations as we have considered necessary or relevant for the purposes of this opinion, including:

(a)	the Registration Statement, including the Prospectus;
(b)	the Common Share Purchase Agreement;
(c)	the registration rights agreement dated as of August 29, 2019 between the Company and Aspire (the “Registration Rights Agreement”);
(d)	the articles and by-laws of Titan;
(e)	a certificate of status dated August 29, 2019 issued in respect of Titan pursuant to the Business Corporations Act (Ontario) (the “Certificate of Status”); and
(f)	a certificate of Stephen Randall, the Chief Financial Officer of the Company, as to certain factual matters dated the date hereof.

The Common Share Purchase Agreement and the Registration Rights Agreement are collectively referred to herein as the “Transaction Documents”.

We have also examined originals or copies, certified or otherwise identified to our satisfaction, of such records of the Company and such agreements, certificates of public officials, certificates of officers, or other representatives of the Company, and such other documents as we have deemed necessary or appropriate as a basis for the opinion set forth herein.

In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed, photostatic, electronic, or facsimile copies and the authenticity of the originals of such documents. In making our examination of executed documents or documents which may be executed, we have assumed that the parties thereto, other than the Company, had or will have the power, corporate or other, to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, and execution and delivery by such parties, of such documents and that such documents constitute or will constitute valid and binding obligations of the parties thereto. We have also assumed that the Certificate of Status will continue to be accurate as at the date of issuance of any Placement Shares.

In connection with our opinions expressed below, we have assumed that, at or prior to the time of the delivery of any such Placement Shares, the authorization to issue the Placement Shares pursuant to the Common Share Purchase Agreement will not have been modified or rescinded by the Board of Directors of Titan and there will not have occurred any change in law affecting the validity or enforceability of such issuance of Placement Shares. We have also assumed that neither the issuance and delivery of the Placement Shares, nor the compliance by Titan with the terms of the Common Share Purchase Agreement, will violate any applicable federal, provincial or state law or will result in a violation of any provision of any instrument or agreement then binding upon Titan or any restriction imposed by any court or governmental body having jurisdiction over Titan.

The opinions expressed herein are limited to the provincial laws of Ontario and the federal laws of Canada applicable therein (the “Applicable Law”).

Opinion

Based upon and subject to the foregoing, we are of the opinion that the Shares, when issued, sold and delivered in the manner and for the consideration stated in the Common Share Purchase Agreement, and upon payment of the consideration provided therein to the Company, will be validly issued as fully paid and non-assessable common shares of the Company.

We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement. We also consent to the reference to our firm under the heading “Legal Matters” in the Prospectus Supplement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under the Securities Act or the rules and regulations promulgated thereunder. This opinion is expressed as of the date hereof unless otherwise expressly stated, and we disclaim any undertaking to advise you of any subsequent changes of the facts stated or assumed herein or any subsequent changes in Applicable Law.

Yours truly,

BORDEN LADNER GERVAIS LLP